Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

March 27, 2025

Via EDGAR Filing

Mr. Michael Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2480

Global Balanced Income Builder Portfolio, Series 25

File Nos. 333-284550 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2480, filed on January 28, 2025, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Global Balanced Income Builder Portfolio, Series 25 (the “trust”).

PROSPECTUS

Investment Summary — Principal Risks

1. The staff of the Commission (the “Staff”) notes the risk “The trust invests in shares of ETFs” set forth in the “Principal Risks” section. Please add to the risk disclosure the risk of ETFs trading at a premium to their net asset value (e.g., the trust will pay more that the ETF’s net asset value).

Response: Pursuant to the Staff’s comment, the referenced disclosure will be revised accordingly.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren